UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

218 Royal Palm Way, Suite 300

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

February 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 11

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,311,618 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.9% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 29, 2022 is 63,788,564, as reported by the Issuer in its Preliminary Proxy Statement, filed with the SEC on December 8, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 11

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,724,662 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 11

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 450,000
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 11

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1),(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 11

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1),(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 11

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 11

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 9 of 11

This Amendment No. 29 (“Amendment No. 29”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 29 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On February 3, 2023, the Group delivered a letter to the Board, the text of which is set forth below:

Dear Directors:

We write today incredibly disappointed and deeply concerned regarding the lack of engagement displayed by the Board of Directors (the “Board”) of Republic First Bancorp, Inc. (“Republic First” or the “Company”) with respect to our non-binding proposal submitted to the Company’s financial advisors on January 7, 2023, where we proposed to provide an investment of up to $100,000,000 through the purchase of newly-issued common shares to be issued after receipt of all required approvals, an equity investment we believe the Company so desperately needs. We have received little to no substantive engagement from the Board with respect to our proposal in almost a month – the only meaningful response was an initial interest in a meeting to discuss the proposal further after a limited non-disclosure agreement was entered into between the parties. However, once we submitted a very simple non-disclosure agreement, it took over two weeks to receive a mark-up from the Company’s counsel, a markup that included a standstill provision which we had repeatedly conveyed to the Company was unacceptable before we even had an initial meeting. As we have repeatedly stated, if the Company would actually have a meeting and show some willingness to engage, we would of course consider agreeing to a process that is appropriate in those circumstances. However, it’s been a year and from what we can tell, the only thing the Company actually engages in seems to be taking steps to entrench the Board, impede investment and thwart shareholders’ ability to engage meaningfully with members of the Board and management.

We struggle to understand how the Company can continue to fail to even schedule a simple meeting with us when we all are aware of how badly the Company needs a very substantial capital injection. We fear that the Company dislikes us so much that it would be willing to accept a below market deal from another investor that will create even greater losses for shareholders and put the Company in an even worse position – we hope the Board, in accordance with its fiduciary duties, would never consider accepting a below market deal or deal that doesn’t fully solve the Company’s serious capital issues while our proposal goes unanswered. As we expressed in our very first letter to the Board on January 31, 2022, we believe the Republic First franchise can form the basis of a meaningful competitor in its market. However, Republic First cannot unlock this value without the Board meaningfully engaging before the Company runs out of time. Further, we now understand why the Company is in this position in the first place – it continually fails to confront serious problems with the urgency that is necessary and the Board appears to be consistently deadlocked without a CEO who has been empowered to act in the best interests of the Company and its shareholders.

CUSIP No. 760416107	SCHEDULE 13D	Page 10 of 11

The Company’s stakeholders have suffered immeasurably over the last year as a result of the turmoil created through Board upheaval and its misguided policies. Over the summer, we, like many others, thought many of those matters were hopefully on their way to resolution. Unfortunately, recent events and revelations strongly suggest otherwise and we believe the Company and its wholly-owned subsidiary, Republic Bank (the “Bank”) to be in a very serious situation.

The Bank’s most recent Call Report as of 12/31/22 also confirmed for the public what unfortunately you and the investment community have known all along. The Bank’s operating performance is abysmal with significant decline in earnings in this most recent quarter and many, if not all, of its key operating metrics being well below its peers. This troubling lack of earnings also contributes to the sharp decline in capitalization. These failing grades include:

1) return on assets well below peer group

2) return on equity well below peer group

3) net income significantly lower than peers of similar size

4) worst efficiency ratio (measuring expenses to revenue ) in the peer group

5) weak loan originations relative to deposits

6) higher cost of deposits relative to all

Perhaps most concerning is, however, the continued evaporation of capital. Last year, the Bank and Company, under the watch of legacy members of the Board (including Messrs. Madonna, Cohen, Wildstein and Jacobs), made the fateful decision to recalibrate its multi-billion dollar investment portfolio and to purchase securities with significantly longer durations. That decision was made at a time when many experts acknowledged and predicted a very significant likelihood of increasing interest rates in the foreseeable future. A year has now passed and interest rates, as those experts (and many others) had correctly predicted, have almost doubled. It is also very apparent that earnings are under significant pressure due to these bad business decisions and the Company will be under significant pressure for earnings in future quarters. With earnings continuing to decline, interest rates continuing to rise and the inability to run off higher deposits without available liquidity, we fear the Bank is in bad situation with no way out. Most telling, a mark to market of the Bank’s investments today would, in fact, result in the Bank having negative equity. This alarming information greatly concerns us, but should equally, if not more so, concern you with respect to rapidly declining capitalization. The failure to engage in meaningful discussions with us is in breach of the Board’s duty to repair what may likely be the fatal blow to the Bank’s future.

The Company, the Company’s employees and the Company’s shareholders continue to suffer with no action taken by the Company. We ask that you please take the necessary steps to meet with us regarding our proposal as soon as possible – we will continue to do whatever it takes in order to save this Company and continuing to ignore us while the Company further sinks is not something we will sit by and let happen.

Sincerely,

George E. Norcross, III

Philip A. Norcross

Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca